Exhibit 99.1

FCA Reschedules AGM

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) (“FCA”) announced today that the Annual General Meeting of the Company’s shareholders (“AGM”) scheduled for 16 April 2020 will be postponed to late June 2020, similarly to the corresponding measures adopted by several other manufacturers, in light of the continuing COVID-19 epidemic.

This decision also results in the postponement of the resolution on the 2019 €1.1 billion ordinary dividend communicated at the time of entering into the Combination Agreement with Peugeot S.A.

The new date for the AGM will be announced as soon as practicable.

London, 3 April 2020

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